Exhibit 1

NAVIGATOR HOLDINGS LTD. ANNOUNCES PRELIMINARY RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2016

Highlights

•	Navigator Holdings Ltd. (NYSE: NVGS) (the “Company”, “we” or “our”) reports net income of $6.5 million for the three months ended September 30, 2016, with earnings per share of $0.12.

•	Revenue was $69.7 million for the three months ended September 30, 2016.

•	EBITDA(1) was $30.4 million for the three months ended September 30, 2016.

•	Took delivery of the first of our four midsize semi-refrigerated ethane/ethylene capable newbuilding vessels, on August 2, 2016 Navigator Aurora. This vessel will commence on a ten-year charter in December 2016.

•	On October 8, 2016 Navigator Eclipse, the second of our four midsize semi-refrigerated ethane/ethylene capable vessels, was delivered. This vessel will commence a nine-month time charter in November 2016.

•	On October 31, 2016, the Company entered into a new $220.0 million Facility Agreement to, among other things, refinance two existing facilities that mature in April 2017 and provide delivery financing of up to 70% for our newbuilding Navigator Jorf.

•	The Company has benefited from increasing demand for the transportation of petrochemicals gases, with the proportion of our total revenue from long-haul trade increasing from 20% in the first quarter to approximately 45% in the third quarter 2016.

Throughout the third quarter of 2016, the narrow arbitrage for liquefied petroleum gas (LPG) continued to stifle any material change in freight rates or employment. Several very large gas carrier (VLGC) cargo stems nominated for exports from the U.S. Gulf were cancelled during the first part of the third quarter of 2016, due to negative returns after taking into account terminal fees and transportation costs against the landed cost at the various buying locations. U.S. inventories of LPG reached 100 million barrels during the quarter however this had little impact in increasing U.S competitiveness against other global producing areas. VLGC and Medium sized gas carrier quoted 12 months charter rates declined from $640,000 per calendar month (pcm) and $645,000 pcm respectively at the end of second quarter to $480,000 pcm / $565,000 pcm at the end of the third quarter, with the handysize semi-refrigerated quoted 12 month charter rates reducing from $625,000 pcm to $515,000 pcm over the quarter.

Due to the challenged LPG market we have continued to migrate our available fleet from transporting LPG to petrochemical trades. These trades are typically deep sea in nature which provides utilization and increasing probability of triangulation between the various petrochemical gases. Our product portfolio and customer mix have dramatically changed during the year as a direct effect of this transition, as our capabilities to participate in transporting petrochemicals have created more opportunities for us than if our vessels were only capable of transporting LPG. At the beginning of 2016, the transportation of petrochemicals accounted for less than half of our earning days for those vessels trading on the spot market, whereas in this third quarter, the percentage had increased to approximately 90%, helping us to maintain or improve utilization. Given the forward curve of hydrocarbon market pricing and the additional vessels coming to the global fleet, we expect LPG market softness to continue for the remainder of 2016 and much of 2017.

[1]	EBITDA is a non-GAAP financial measure and represents net income before net interest expense, income taxes and depreciation and amortization. Management believes that EBITDA is useful to investors in evaluating the operating performance of the Company. EBITDA does not represent and should not be considered as an alternative to any financial measure prepared in accordance with U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. See the table below for a reconciliation of EBITDA to net income, our most directly comparable financial measure calculated accordance with U.S. GAAP.

Reconciliation of Non-GAAP Financial Measure

The following table sets forth a reconciliation of net income to EBITDA for the three months ended September 30, 2016:

$’000’s
Net income	$6,476
Net interest expense	7,886
Income taxes	207
Depreciation and amortization	15,804

EBITDA	$30,373

A Form 6-K with more detailed information on our third quarter 2016 financial results is being filed with the U.S. Securities and Exchange Commission simultaneous with this release for the quarter ended September 30, 2016.

Conference Call Details:

Tomorrow, Tuesday, November 8, 2016, at 9:00 A.M. ET, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Navigator” to the operator.

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.navigatorgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A telephonic replay of the conference call will be available until Tuesday, November 15, 2016 by dialing 1(866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 11870348#

Navigator Gas

Attention: Investor Relations Department

New York:	399 Park Avenue, 38th Floor, New York, NY 10022. Tel: +1 212 355 5893
London:	21 Palmer Street, London, SW1H 0AD. Tel: +44 (0)20 7340 4850

About Us

Navigator Gas is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and provides international and regional seaborne transportation of liquefied petroleum gas, petrochemical gases and ammonia for energy companies, industrial users and commodity traders. Navigator’s fleet consists of 38 semi- or fully-refrigerated liquefied gas carriers, including five newbuildings scheduled for delivery by July 2017.

FORWARD LOOKING STATEMENTS

Statements included in this press release concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this press release. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to refinance our indebtedness that matures in 2017 or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the receipt of our five newbuildings and the timing of the receipt thereof;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our expectation that we will continue to provide in-house technical management for some vessels in our fleet and our success in providing such in-house technical management; and

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Navigator Holdings Ltd.

Consolidated Balance Sheets

	December 31, 2015	September 30, 2016
		(Unaudited)
	(in thousands except share data)
Assets

Current assets
Cash and cash equivalents	$87,779	$49,847
Accounts receivable, net	9,050	10,637
Accrued income	5,647	9,798
Prepaid expenses and other current assets	8,754	9,194
Inventories	3,480	6,750
Insurance recoverable	10,289	5,422

Total current assets	124,999	91,648

Non-current assets
Vessels in operation, net	1,264,451	1,413,887
Vessels under construction	170,776	154,025
Property, plant and equipment, net	279	198

Total non-current assets	1,435,506	1,568,110

Total assets	$1,560,505	$1,659,758

Liabilities and stockholders’ equity
Current liabilities
Current portion of long-term debt, net of deferred financing costs	$59,024	$182,808
Accounts payable	11,471	5,371
Accrued expenses and other liabilities	9,065	9,295
Accrued interest	3,117	5,802
Deferred income	6,606	1,823

Total current liabilities	89,283	205,099

Non-current liabilities
Secured term loan facilities, net of current portion and deferred financing costs	436,131	381,326
Senior unsecured bond	125,000	125,000

Total non-current liabilities	561,131	506,326

Total liabilities	650,414	711,425
Stockholders’ equity
Common stock – $.01 par value; 400,000,000 shares authorized; 55,437,695 shares issued and outstanding, (2015: 55,363,467)	554	554
Additional paid-in capital	586,451	587,637
Accumulated other comprehensive loss	(465)	(401)
Retained earnings	323,551	360,543

Total stockholders’ equity	910,091	948,333

Total liabilities and stockholders’ equity	$1,560,505	$1,659,758

Navigator Holdings Ltd.

Consolidated Statements of Income

(Unaudited)

	Three months ended September 30, (in thousands except share data)		Nine months ended September 30, (in thousands except share data)
	2015	2016	2015	2016
Revenues
Operating revenue	$78,215	$69,741	$236,553	$218,657

Expenses
Brokerage commissions	1,655	1,372	5,191	4,382
Voyage expenses	9,187	11,869	27,362	28,287
Vessel operating expenses	20,379	22,126	57,692	68,243
Depreciation and amortization	12,949	15,804	38,860	45,655
General and administrative costs	2,742	3,120	8,096	9,180
Other corporate expenses	781	377	2,314	1,610
Write off of insurance claim receivable	—	504	—	504
Profit from sale of vessel	(550)	—	(550)	—

Total operating expenses	47,143	55,172	138,965	157,861

Operating income	31,072	14,569	97,588	60,796

Other income/(expense)
Interest expense	(7,124)	(7,957)	(20,920)	(23,442)
Write off of deferred financing costs	—	—	(1,797)	—
Interest income	59	71	89	240

Income before income taxes	24,007	6,683	74,960	37,594
Income taxes	(160)	(207)	(610)	(602)

Net income	$23,847	$6,476	$74,350	$36,992

Earnings per share:
Basic:	$0.43	$0.12	$1.34	$0.67
Diluted:	$0.43	$0.12	$1.33	$0.66

Weighted average number of shares outstanding:
Basic:	55,363,467	55,437,695	55,358,837	55,413,855
Diluted:	55,741,907	55,812,935	55,694,039	55,790,240

Navigator Holdings Ltd.

Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months ended September 30, 2015	Nine Months ended September 30, 2016
	(in thousands)	(in thousands)

Cash flows from operating activities
Net income	$74,350	$36,992

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	38,860	45,655
Payment of drydocking costs	(7,023)	(9,729)
Insurance claim debtor	—	167
Amortization of share-based compensation	1,223	1,186
Amortization of deferred financing costs	4,083	2,233
Unrealized foreign exchange	(69)	84
Profit from sale of vessel	(550)	—
Changes in operating assets and liabilities
Accounts receivable	(3,018)	(1,586)
Inventories	1,044	(3,269)
Accrued income and prepaid expenses and other current assets	(935)	(5,009)
Accounts payable, accrued interest and other liabilities	672	(7,970)

Net cash provided by operating activities	108,637	58,754

Cash flows from investing activities
Payment to acquire vessels	(2,076)	(1,372)
Payment for vessels under construction	(164,638)	(158,403)
Purchase of other property, plant and equipment	(94)	(42)
Receipt of shipyard penalty payments	1,276	417
Insurance recoveries	391	4,700
Proceeds from sale of vessel	31,958	—
Capitalized costs for the repairs of Navigator Aries	—	(8,732)

Net cash used in investing activities	(133,183)	(163,432)

Cash flows from financing activities
Proceeds from secured term loan facilities	126,550	116,970
Direct financing costs of secured term loan facilities	(2,399)	(155)
Repayment of secured term loan facilities	(54,771)	(50,069)

Net cash provided by financing activities	69,380	66,746

Net increase/(decrease) in cash and cash equivalents	44,834	(37,932)

Cash and cash equivalents at beginning of period	62,526	87,779

Cash and cash equivalents at end of period	$107,360	$49,847

Supplemental Information
Total interest paid during the period, net of amounts capitalized	$18,925	$21,997

Total tax paid during the period	$491	$454